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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                             Commission File Number   0-13804
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                          NOTIFICATION OF LATE FILING

                                  (Check One)

/X/  Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q / / form N-SAR
For Period Ended:   April 30, 1995
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/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I--Registrant Information

Full name of registrant  The Chicago Dock and Canal Trust
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Former name if applicable

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Address of principal executive office (Street and Number)
455 East Illinois Street, Suite 565

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City, State and Zip Code   Chicago, Illinois 60611
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Part II--Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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/X/  (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 1995 by July 31, 1995 because the Registrant is currently addressing certain accounting and financial reporting matters as a result of a letter dated July 25, 1995 from the Registrant's environmental consultants. The letter updates the cost estimate for remediation of a 2.8 acre site in Cityfront Center currently used as a parking lot. Resolution of these accounting and financial reporting matters significantly impacts the Registrant's financial statements for the fiscal year ended April 30, 1995, and will affect related disclosures in other sections of the Registrant's Form 10-K for the fiscal year ended April 30, 1995.

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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.
                       David R. Tinkham  (312) 467-1870

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes  / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes  / / No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The Registrant anticipates that there will be a significant charge to earnings for estimated environmental remediation expense in the fourth quarter for the fiscal year ended April 30, 1995. The Registrant received a letter dated July 25, 1995 from its


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     environmental consultants, which updated the cost estimate for remediation of a 2.8 acre site in Cityfront Center currently used as a parking lot. The registrant is currently evaluating the quantitative impact of this letter, but is unable to conclude as to that impact at the current time.

                       The Chicago Dock and Canal Trust

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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   July 31, 1995       By             /s/ David R. Tinkham
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                               Name:          David R. Tinkham
                               Title:         Vice President, Finance
                                              Treasurer and Assistant Secretary